                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                   W3OTC , INC
                                  ------------
                  Name of Small Business Issuer in its charter)


          NEVADA                                       33-05671130
-------------------------------           --------------------------------------
(State or other jurisdiction of           (I. R. S. Employer Identification No.)
 incorporation or organization)

       3400 IRVINE AVENUE #218, NEWPORT BEACH CA                92660
       -------------------------------------                -----
     (Address of principal executive offices)             (Zip Code)


Issuer's telephone number (949) 724-0444
                          --------------

Securities to be registered pursuant to Section 12(b) of the Act.           NONE



       Title of each class             Name of each exchange on which registered
       -------------------             -----------------------------------------
              N/A                                      N/A


Securities to be registered pursuant to Section 12(g) of the Act.


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                                (Title of Class)

Certain statements made in this registration statement are not based on historical facts, but are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect the reasonable judgment of W3OTC, Inc. with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.


ITEM 1.  DESCRIPTION OF BUSINESS.

         FORMATION
         ---------

         W3OTC, Inc. (or the "Company") was incorporated in the State of Nevada in August 1993 under the name of Kingston Financial Corporation, Inc. During 1996, the Company changed its name to W3OTC, Inc. The Company provides independent editorial information about emerging companies on the Internet.

         TARGET MARKET
         -------------

         The Company's plan is to target the 30 to 65 year old, risk-tolerant, average equity investor interested in investing in companies with sales under $400 million. The average investor is profiled as a well-educated, non-financial professional, experienced mid- small-cap equity investor, who makes two or more trades per quarter in small-cap stocks.

         COMPANY OVERVIEW
         ----------------

         W3OTC through its web site ,w3otc.com (to be renamed EmergingEquities.com), offers a unique, branded Internet navigational service that guides the average investor to mid- and small-cap companies on the World Wide Web (the "Web"). The site's market is the projected 1.5 million small-cap investors on-line by the end of year 2000. The site's function is to simplify discovering, researching and investing in small-cap stocks for the average investor. The site's content is independent editorial covering the 75% of the 15,000 U.S. public companies that are small-cap. International coverage will also be expanded but will include only large-caps in some countries.
         Emphasis is placed on enabling investors, stockbrokers, analysts and small-cap fund managers to discover mid-cap and micro-cap companies that are doing well. These companies are usually only covered in their local newspaper, are usually underdiscovered and, therefore, undervalued. The site's focus is on discovery since these companies are difficult to initially find. The site will then facilitate research and investment.
         W3otc.com intends to deliver outstanding utility to attract visitors and achieve the significant economies inherent in an online model. The Company's strategy is to build strong brand recognition, customer loyalty and strategic relationships, while creating an economic model that is superior to that of the capital-intensive traditional financial research websites.
         The Company anticipates a wide variety of Internet services and functions to be achieved through internal expansion, strategic acquisitions and co-branding with companies such as Zacks and Standard and Poor's.

         THE CONTENT STRATEGY OVERVIEW
         -----------------------------

         Discovery, research, investment and monitoring are the four steps in the investment process. The process cannot begin until a stock is discovered. Therein lies the opportunity for the Company.
         The initial goal of the Company is to position itself to become the online Vortal of Discovery for the approximately 5,000 NASDAQ, the 3,000 OTC Bulletin Board listed companies and the thousands of international public companies.
         Today's portals, such as Yahoo!, Lycos, Infoseek and Excite, are everything-to-everybody sites. That is precisely why when Internet users are searching for particular information such as "small cap stocks" they end up downloading and wading through 8,462 links, 98% of which have zero relevance to their question.
         The top 20 financial sites, including CBS Market Watch, Yahoo Finance and MSN Money Central, selected by BARRON'S are mostly undifferentiated. They focus on the top 25% of the market. They have the same stories because they all take the same news feed. They all have quotes. They all use the same sources of core information: Reuters, PC Quote, Market Guide, etc. There is no compelling reason to visit one site in preference to any other.
         Enter personalized, targeted vortals such as www.w3otc.com. By focusing on a specific topic (mid- and small-cap stocks) and then screening those companies for ones doing well, w3otc.com provides better value to its visitors in the form of faster, more relevant, intelligent links and content that directly addresses specific areas of interest.
         An Internet site must have interesting content to keep people coming back. The Company has contracted with THE INVESTMENT REPORTER (an affiliated entity), among others, to provide content focused on discovery. THE INVESTMENT REPORTER is the premier monthly newspaper in the U.S. focused on discovery of NASDAQ and OTC Bulletin Board stocks.
         Not only do visitors need to come back, but also they need to stick around awhile. Stickiness is a concern of every major advertiser. In the traditional print media, the statistic is how long the paper is read. The longer the better because it creates a better chance the advertisement will be read. According to Media Matrix and Neilson/NetRatings in an early 1999 study, the time spent per month by an average user was 5 hours and 34 minutes on AOL, 2 hours and 3 minutes on eBay, 58 minutes on Yahoo, 45 minutes on MoneyCentral, 25 minutes on Netscape all the way down to 3 minutes on Bonzi Software.
         Stickiness is directly proportional to the four Cs: community, content, communication and commerce. W3otc.com provides it all through targeting its audience, providing them with useful, actionable content, providing chat and email opportunities to educate and inform and a university with its bookstore to purchase relevant items. However, content is what drives 75% of visitors to return to favorite sites, according to a 1998 Forrester Research study and unique content is what differentiates w3otc.com.
         Studies by Andromedia have shown that users of personalized sites view at least 10 times more pages per visit than the 4 to 5 page views common on a non-personalized site. The visitor to w3otc.com will be able to not only personalize his content but also have the Emerging Bulls headlines emailed to him daily. In addition, visitors will be able to have their own Discovery Portfolio to keep track of stocks they are watching but not yet purchased.

         THE TRAFFIC BUILDING STRATEGY OVERVIEW
         --------------------------------------

         Forrester Research predicts 62% of U.S. households will have Internet access by the year 2002. The Yankee Group, a Boston research group, projects more than 25 million online trading accounts by 2003. This presents a tremendous opportunity to connect with investors, drive traffic to w3otc.com and build meaningful relationships.
         An Internet site must have promotion outside the Internet to attract people to the site for the first time. The Company has contracted with THE INVESTMENT REPORTER to promote its site to its 50,000 readers here and abroad. The center section of each issue is a pull-out of the Company's Putting-the-Pieces-Together advertisers. The extended life of the pull-out section will serve as a constant reminder to visit the w3otc.com site.
         The Company has also contracted with The Discovery Expos. The largest Discovery Expos are held twice per year in New York, and regional Expos annually in Chicago and San Francisco. The Discovery Expos, showcase of mid-cap and micro-cap companies, will promote the w3otc.com site by adding the Company to the Expo's promotion.

         The promotional materials for the four Discovery Expos will include w3otc.com as a Sponsor and as the source to view the profiles of companies exhibiting at the Expos. An attendee can register on the w3otc.com site. If they can't come to the Expo, they can review exhibitor profiles on the w3otc.com site after the Expo.
         The Company exhibits or plans to exhibit at the Money Shows, Financial Fests, New York Investment Expos, NAIC and AAII shows around the country. Radio, TV and print will be used to target small-cap investors.
         Inside the Internet, unique, invisible doorway pages will be created to optimize 300 search engines. w3otc.com will have link exchanges, affiliate and content sponsorships with targeted sites. The Company will target message boards, threaded discussions and chat rooms of financially related sites with incentive-backed registration (i.e. free copies of several advisory newsletters)

         THE ADVERTISING REVENUE STRATEGY OVERVIEW
         -----------------------------------------

         Similar to the paid-for-placement sections in the print media such as BARRON'S and INVESTOR'S BUSINESS DAILY, public companies will be solicited to advertise their financial press releases in order to generate investor leads. Those that advertise will be highlighted for an additional fee. The investor will be able to "click" on the highlighted company and will be transferred to an advertiser's autonomous "web site" complete with public relations information, shareholder and financial information on that specific company.
         Once an investor has discovered a company, he can then avail himself of the Research Module where he can access additional databases and technical analysis software, some free and some for a fee.
         When he has selected a stock to purchase, he can use the Investment Module to either select an advertising on-line discount brokerage, or if the public company is an advertiser the investor can select a stockbroker familiar with that company to contact. The broker will pay a fee for the lead.
         Included in the Discovery Module will be the ability to seek investments in private placements, IPOs and secondary offerings within the guidelines set by the Securities and Exchange Commission ("SEC"). Also available will be the ability to have investment access directly for on-line purchase of the offering. There will be a listing fee for such services.
         "Virtual Discovery Expos" are planned to compliment the actual Discovery Expos. Visitors will fill out a registration badge. When they visit a booth, their information will be sent to the virtual exhibitor. Each booth can feature downloadable financial reports, streaming audio/video, message boards and more.
         The system will have the capability to track the number of calls for each advertiser. It will also provide the Internet ID or domain address of the user for lead generation to brokerage houses or for product/service advertisers.
         A complete advertising blitz has been budgeted into the Company's marketing plan, both within the Internet and externally in the traditional media. Financial radio, magazines, newspapers, stock advisory newsletters, trade organizations etc. will be used to make the investment public aware of the Emerging Equities site on a mass scale. A direct marketing effort will be made to the CEOs, CFOs and Financial PR firms of NASDAQ and OTC Bulletin Board companies, as well as new issue companies, to provide them with specialized promotional and financial communications services. A Rep. Firm will be hired to target traditional commercial advertising.
         The Company is implementing a full-scale marketing plan with a team of highly trained professional sales people to contact public companies to advertise on the w3otc.com site.
         The Company intends to arrange other strategic alliances with other major financially oriented Internet companies along with products, services and databases, etc. to maximize exposure while minimizing the cash outlay. Amazon currently offers mentoring, code and time as an investment in their alliances with start-ups.
         The "Internet Economy Indicators" study performed by the University of Texas (Austin) reports the productivity of Internet companies approximates $250,000 of revenue per employee versus $152,000 for industrial companies. This is one reason why alliances are growing so fast. Investment dollars produce unusually high revenue growth for each additional employee.

         With a strong advertising program, co-branding programs, joint sponsorship programs, word of mouth and all appropriate public relations available, w3otc.com anticipates building to hundreds of thousands of visitors per month.


                                   COMPETITION

         In December 1999, BARRON'S announced its selection of the top 20 financial sites. These included CBS Marketwatch, The Street.com, Yahoo!Finance, Motley Fool, Bloomberg, Silicon Investor, Raging Bull, MSN MoneyCentral as well as Quicken. Of the 20 Top sites, only the Motley Fool, Raging Bull and Silicon Investor generate some small-cap editorial content; Reuters or CBS Marketwatch which only cover big-cap companies supplies most of their financial news. All the other sites just focus on large caps. However, small-cap companies represent 75%, or 15,000 of the U.S. public companies. W3OTC's editorial focus is on this 75% of the market.
         Financial Web sites breakdown into two basic categories: Editorial and Research. Editorially focused sites generate content and research focused sites archive content. Bloomberg and CBS Marketwatch generate content whereas Yahoo!Finance and Nasdaq.com archive content. In an archival site, you must arrive at the site with the name of a company, or stock symbol, to start your research. At an editorial site, you discover the company to research on an archival site. W3OTC is an editorial discovery site that facilitates research and investment by linking to key resources.
         W3OTC's competition breaks down into two very different categories:
Independent Editorial and Paid for Editorial. An investor can discover a company to research in either category. However, independent editorial is more reliable and more credible. W3OTC's editorial is independent. In W3OTC, advertising is separate from editorial.
         As of December, 1999, only the Motley Fool and INDIVIDUAL INVESTOR magazine were known to have credible sites that generated small-cap editorial content that was competitive with W3OTC content. However, since their site redesign in early 1999, the Motley Fool has re-emphasized large-caps on their home page.
         Paid for editorial sites have exploded. Every financial public relations ("pr") company and stock promoter has a web site touting his or her clients. Many have sites that imitate independent editorial sites. The excesses of these sites have come under the scrutiny of the SEC. These sites only generate interim clutter and do not represent long-term competition. Actually, the sites of legitimate financial pr firms are potential advertising customers as they need investor traffic directed to their site to give their client's promised visibility.
         The archive sites need content so they are potential customers as opposed to competitors. W3OTC has been approached by several sites and on-line brokers at the May, 2000 Money Show, to license W3OTC's content.
         The traditional media, radio, TV, magazines and newspapers is also a source of competition but typically, they don't cover the small-cap market.
         Management feels the key to success is the right combination of content and promotion. The Company's strategic alliances with THE INVESTMENT REPORTER and the Discovery Expos for content and visibility has positioned it uniquely in the marketplace.

         INTELLECTUAL PROPERTY
         ---------------------

         The Company's success and ability to compete is dependent in part upon its development or licensing of proprietary technology and content. The Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent content enhancements, name recognition and reliable site maintenance are essential to establishing and maintaining a leadership position. The Company does not have any patents or patent applications pending. The Company relies on trade secret, trademark and copyright law to protect its intellectual property; such protection may be limited or unavailable in some foreign countries. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The Company generally enters into confidentiality or license agreements with its employees, consultants and vendors, and generally controls access to and distribution of its software, documentation and other proprietary information.

         EMPLOYEES
         ---------

         As of December 31, 1999, the Company had a total of 2 direct employees and eight independent contractors, some of whom are employees of THE INVESTMENT REPORTER, and all of whom are based in the United States. Currently, there are no employment contracts.

         REPORTS TO SECURITY HOLDERS
         ---------------------------

         The Company currently is not a reporting company under the Securities Act of 1933 and does not file annual or quarterly reports with the SEC. The Company plans to become a reporting Company and to file all required reports electronically using the SEC's Edgar system. The Company is not required to deliver an annual report to security holders but will voluntarily send an annual report to security holders which will include audited financial statements. Our electronically filed reports will be available on the SEC's internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically. The SEC site can be accessed at www.sec.gov. The Company's web site is www.w3otc.com.

ITEM 2.  FINANCIAL INFORMATION

                             SELECTED FINANCIAL DATA

         The following selected financial data has been extracted from the audited financial statements of W3OTC for the years ended December 31, 1998 and 1999 and the unaudited financial statements for the six months ended June 30,1999 and 2000.

         The statements of operations for the six-month periods ended June 30, 1999 and 2000 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of W3OTC's management are necessary for a fair presentation of the results of operations for such periods. The results of operations for any interim period are not necessarily indicative of the results attained for a full fiscal year. This selected financial data should be read in conjunction with the Financial Statements of W3OTC and the Notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere herein.


SUMMARY OPERATIONS DATA

                           Years ended December 31     Six months ended June 30
                             1998           1999         1999             2000
                         --------------------------   --------------------------
Revenue                  $   42,590     $   40,198    $   17,874     $   37,513
Net Loss                    (91,937)      (841,384)     (148,494)       (44,980)
Loss per share                 0.06           0.39          0.09           0.01
Weighted Average Shares
Used in Computation       1,658,308      2,148,864     1,687,100      3,266,500


SUMMARY BALANCE SHEET DATA

                                 December 31, 1999    June 30, 2000
                                                       (Unaudited)
                                 -----------------    -------------

Total Assets                             $ 30,432         $ 26,931
Current Assets                                878              878
Total Liabilities                          31,439           76,418
Current Liabilities                        31,439           76,418
Working Capital Deficiency                (30,561)         (75,540)
Shareholders' Deficit                      (1,007)         (49,487)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Selected Financial Data above and the Financial Statements and Notes thereto contained elsewhere herein.

OVERVIEW

         W3OTC was formed in 1993 as a web-based form of distribution for THE INVESTMENT REPORTER a financial newspaper focused on discovery of NASDAQ and OTC Bulletin Board stocks. Still dependent upon promotion by THE INVESTMENT REPORTER to generate advertising on its website, the development of the W3OTC model to its current stage indicates that it should be generating revenues independently from partnering arrangements and paid for placement press releases. W3OTC has slowly built its website and recently completed certain enhancements; the launch of the new "Emerging Equities" site is imminent. Operating losses, which result from relatively minimal expenses during the development and enhancement of the web site, have been financed by sales of equity securities and operating loans from THE INVESTMENT REPORTER. Operating expenses have increased subsequent to June 30, 2000 in preparation of the launch of the enhanced site and the promotion now taking place.

         W3OTC has a limited operating history on which to base an evaluation of its business and prospects. W3OTC's prospects must be considered in light of the risks frequently encountered by companies in their early stages of development, particularly for companies in the rapidly evolving technology industry. Certain risks for W3OTC include, but are not limited to, having an unproven business model, capital requirements and growth management. To address these risks, W3OTC must, among other things, increase its advertising base, continue to develop partnering arrangements, successfully continue to develop and execute its business and marketing plan, continue to expand and otherwise improve its website and increase the operating infrastructure. There can be no assurances that W3OTC will be successful in addressing its risks, and the failure to do so could have a material adverse effect on W3OTC's financial condition and results of operations. Since inception, W3OTC has incurred losses, and as of June 30, 2000, had an accumulated deficit of approximately $1,020,000.

         W3OTC believes that its success depends, in large part, on its ability to create market awareness and acceptance for its products, raise additional operating capital to grow operations, and build technology and non-technology infrastructures.

RESULTS OF OPERATIONS

Six months ended June 30,2000

         Revenues of $37,000 were approximately equal to the calendar 1999 revenue due to the expansion in size and number (to 4) of the expos generating the revenue. Cost of sales of $52,000 approximated 140% of revenue due to the continual development of the site which costs were 35% of the total cost of sales. Operating expenses of approximately $34,000 consisted of normal administrative costs and rent with diminished promotional costs anticipating the launch of the enhanced site; audit costs of $9,000 are reflected in the first six months. The net loss adjusted for depreciation expense used in operations of $44,980 was financed solely by loans from THE INVESTMENT REPORTER.

Year ended December 31, 1999

         Revenues of $40,000 were approximately the same as the previous year as they all result from advertising generated by 2 to 3 expositions put on by THE INVESTMENT REPORTER. Revenues are directly related to participation and attendance at the expos. Cost of sales approximated 400% of revenues as the web site was in a continual state of redesign during the year and therefore includes the costs of improvement as well as the operating costs. The non labor component of cost of sales for connectivity and maintenance constitutes less than 10% of cost of sales. Operating costs consist of corporate management costs, product marketing costs, financial public relations and corporate overhead, principally legal and accounting fees. Of the total operating costs of $720,000, $594,000 was incurred by issuing restricted common stock for services. The remaining $126,000 of expenses were management salaries ($61,500), promotion and advertising ($30,000), administrative overhead and rent ($ 20,000) and accounting and corporate fees ($14,500). The cash used in operations of $211,795 was financed by the sale of equity securities.

Year ended December 31,1998

         Revenues of $42,000 were all generated from expo advertisements and are determined by the number of attendees. Cost of sales of $37,000 was 88% of revenues as the website operation was in a maintenance mode awaiting funding to upgrade and enhance it. Operating costs of $97,000 consist principally of marketing and promotion expenses as well as legal costs. Of these costs the legal fees were paid in restricted common stock resulting in cash expenses of $67,000 related to administrative costs ($24,000), marketing and promotion ($25,000) and rent and corporate fees ($18,000). The cash used in operations of $55,000 was financed by the sale of equity securities.

Liquidity and Capital Resources

         Cash flow from operations has consistently been negative and will remain so until sufficient traffic can be brought to the site to justify advertising and partnering revenue. The Company is illiquid but matches the operations level to the availability of cash resources. Operations have been funded from sales of equity securities and a continued source of equity financing is required to maintain operations. The Company uses a minimal amount of capital equipment and its computers, servers and software are constantly being reduced in price while being enhanced in capability.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company rents its principal facility from THE INVESTMENT REPORTER, which contains approximately 500 square feet of office space, in Newport Beach, California. This facility is rented on a month-to-month basis. The rental is $500 per month and began in April 1999. The Company believes that it will have to expand its existing facilities in the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of June 30, 2000, certain information with respect to (i) those persons or groups known to W3OTC to be the beneficial owners of more than five percent of the common stock of W3OTC (the "Common Stock"), (ii) each of the directors of W3OTC, (iii) W3OTC's executive officers and (iv) all directors and executive officers of W3OTC as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the Common Stock owned by them. As of June 30, 2000, there were 3,754,360 shares of Common Stock issued and outstanding.

     Name of                Number of Shares            Percent of Common Stock
Beneficial Owner(1)        Beneficially Owned               Outstanding
-------------------        ------------------           -----------------------

John G Robbins                 1,160,000                        30.9%

Marshall F Sparks                440,000                        11.7%

Steven  Socha                     10,000                          *

All executive officers
and directors as a group
(3 persons)                    1,610,000                        42.9%

         *Less than 1%.

(1)      The address of record is 3400 Irvine Ave #218, Newport Beach CA 92660


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The Company's executive officers and directors and their ages as of June 30, 2000 are as follows:

              Name             Age               Position
              ----             ---               --------

         John G Robbins        56           President, Director

         Marshall F Sparks     59           Secretary, Chief Financial Officer,
                                            Director

         Steven Socha          47           Director

         Each director will hold office until the next annual meeting of stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Each officer serves at the discretion of the Board of Directors.

         JOHN G. ROBBINS is the founder and publisher of THE INVESTMENT REPORTER. Started in 1989, this monthly international newspaper focuses on 4,700 companies listed on the NASDAQ Stock Market. The circulation has grown to 50,000 stockbrokers, analysts and fund managers as well as newsstands internationally. Mr. Robbins has worked with development stage companies for the last twenty years, specializing in strategic planning. He spent his first ten years after college consulting with small and mid-cap companies. After several clients went public, he founded one of the largest financial public relations firms in the country specializing in NASDAQ listed companies needing stockbroker support. He originated the four-part financial public relations program that is now the industry standard. He received his BS in Management Science from California State University at Hayward and his MBA in Finance and Operations Research and Statistics from California State University at Long Beach.

         MARSHALL F. SPARKS is a founder of Hampton Financial Corporation, formed to implement Small Equity Financings in the public market for emerging growth companies. Mr. Sparks has worked in capital formation for development stage companies for the last twenty years, specializing in medical technology. He received both his BS and MBA degrees from the University of California at Berkeley. He was licensed as a CPA in 1970 and worked on small business clients at Deloitte and Touche through 1973. Mr. Sparks typically worked with the companies he sponsored as a contract Chief Financial Officer to develop strategy and acquire capital for multiple companies simultaneously. Financing was obtained through private placements, venture capital and/or public offerings depending upon the stage of development of the company.

         STEPHEN A. SOCHA, is president of Chilmark Finance, a consultant in financing and marketing to special interest magazines. He founded and was president of a $100 million finance company specializing in small to mid-size magazines and media companies. His whole career has been in the media arena with experience at large newspapers and small specialty magazines with emphasis on financing and marketing. He received a BA degree from Rowan University.

ITEM 6.  EXECUTIVE COMPENSATION.

         Mr. Robbins has received $2,500 per month and Mr. Sparks has received $1,500 per month periodically as funds are available. There are no accruals of earned but unpaid compensation.

         In fiscal year 1999 the following cash compensation was paid:

         John Robbins, President            $ 30,000
         Marshall Sparks, CFO,Secretary     $ 32,500

         In November 1999, Mr Robbins and Mr Sparks each received 200,000 shares of restricted common stock as compensation for services, the stock was valued at $0.10 per share, for a value of $20,000 each.

         Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors. In 1996, Mr. Socha received 5,000 shares of common stock for his participation on the Board.

         The vital importance that competitive executive compensation contributes to achieving a company's business strategy is clear. The Company plans to offer competitive compensation packages to attract and retain the best talent.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company is economically dependent on THE INVESTMENT REPORTER ("TIR"), an affiliated entity in the publication industry, owned by John Robbins, an officer and major stockholder of the Company. The "Discovery Expo" shows hosted by TIR have been the Company's sole source of revenue. TIR has provided a majority of the Company's cash needs. The expenses paid by TIR on behalf of the Company for 1998 were $19,209 and for 1999 were $61,995.

         Under the terms of an agreement, which expires on June 30, 2001, the Company purchased the nonexclusive right to the editorial content of TIR for an annual fee equal to 20% of its gross revenues attributable to this resource. During 1999 and 1998, the Company did not use the editorial content of the publication and paid no fees under such agreement. The contract will not be renewed and the Company is now providing its own editorial content.

         The Company also has a month-to-month agreement for the lease of its premises from TIR providing for a rent payment of $500 per month.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, both of par value $0.001 per share. As of June 30, 2000, there were 3,754,360 shares of Common Stock issued and outstanding.

         In March 1999, the Company authorized a series of Preferred Stock designated as Convertible Preferred Stock, (the "Preferred Stock"). The authorized series consisted of 1,000,000 shares of Preferred Stock with a par value of $.001 per share. The Preferred shares are not entitled to receive any dividends, have no voting rights and have a preference in liquidation to the extent of the outstanding stated value. The Preferred Shares are convertible into shares of Common Stock at the lesser of a fixed conversion price of $2.50 per common share or 65% of the average Common Stock closing market price for the five (5) trading days immediately preceding the conversion date. The conversion right is limited to a maximum of 1,000,000 common shares.

         Preferred Stock was sold for $250,000 resulting in the issuance of 250 shares. As of December 31, 1999, 125 shares were converted resulting in the issuance of 555,715 shares of Common Stock. The 95 shares of Preferred Stock outstanding at June 30, 2000 are convertible into common stock based on the formula described in the preceding paragraph, up to a maximum of 82,840 shares of common stock.

         The following brief description of the Company's Common Stock does not purport to be complete and is subject in all respects to applicable Nevada law and to the provisions of the Articles of Incorporation, as amended (the "Articles"), and Bylaws,

         Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

         Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

         The Common Stock has no preemptive or conversion rights and is not subject to further call for assessments by the Company. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

         The transfer agent and registrar for the Common Stock is Computershare Trust Company, Inc. Lakewood, Colorado.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         W3OTC's Common Stock, par value $0.001, has been traded on the OTC Electronic Bulletin Board under the symbol "WOTC" since July, 1998. In May 2000 the stock was delisted but continues to trade in the over the counter ("Pink sheet") market.

         The following table sets forth the high and low bid prices of W3OTC's Common Stock as reported on the OTC Bulletin Board. These price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

         Quarter Ended             High ($)     Low ($)

         September 30, 1998         3.25         2.50
         December 31, 1998          2.50         0.87

         March 31, 1999             3.00         0.75
         June 30, 1999              2.00         0.38
         September 30, 1999         1.17         0.44
         December 31, 1999          0.62         0.17

         March 31, 2000             0.25         0.13
         June 30, 2000              0.42         0.20

Number of Registered Holders

         The number of registered holders of W3OTC's Common Stock as of August 7, 2000 was 141, and the Company believes that there are a greater number of beneficial owners of its shares of Common Stock. There is one beneficial holder of the Preferred Stock.

Dividends

         To date, W3OTC has not declared or paid any cash dividends on its Common Stock.The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business, and no cash dividends are expected to be paid on the Common Stock in the foreseeable future. Further, there can be no assurance that the operations of W3OTC's business will generate the revenue and cash flow needed to declare cash dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any actual or pending legal proceedings.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has had no disagreements with its accountants.

         In fiscal year 1999 the Company changed accountants as a result of competitive bidding.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Subsequent to the organizational activities, the Company commenced its first fund raising activities in May 1997 through an private placement of units of common stock and warrants under the provisions of Regulation D Rule 504. The offering was terminated for lack of interest in June 1998 after sales for cash totaling $105,250 to 40 investors of record, a total of 15,500 shares. A finders fee of 10% was paid to persons responsible for the sale of the units. The purchasers were persons with prior business relationships with the officers of the Company or with previous contacts of associates of the officers. The unit was sold for $2.50 each and consisted of one share of Common stock and 3 warrants exercisable at $2.50 per share. The expiration date of the warrants was effectively extended until November of 1999 when the offering was restated to reflect current market value. 46,500 additional shares will be issued in response to the cancellation of the unexercised warrants, resulting in an average sale price of $1.70 per share in the offering.

         The Company has issued restricted shares of common stock for services from consultants and advisors on a continuing basis. In 1998, in conjunction with the private placement, 20,000 shares, based on the placement price of $2.50 per unit, were issued to the Company's lawyer for help in preparing the placement documents. In November 1999 this transaction was also revalued and an additional 130,000 shares were issued to the same lawyer for the same services. Additional compensation was provided the lawyer in the form of five year common stock purchase options for 180,000 shares exercisable at $.05; however, such options are only exercisable if the Company should lose all sources of revenue and become a "shell" company.

         Additional stock was issued for services in 1999. An investment banker was retained in August to develop new sources of financing and was issued 500,000 shares valued at the then current market price of $0.50. The results were only partially successful and the Company has made a claim for the return of the shares issued. An additional 95,100 shares were issued for services to six individuals working on Company projects to enhance the website and product; these shares were valued at $0.50 per share. Included in this group is a Director of the Company who received 5,000 shares for services related to a plan for advertising revenues.

         In November 1999, the two Company officers were granted 200,000 shares each for services, valued at $0.18 per share.

         All of the restricted securities were issued in reliance on SEC Rule 701 as being exempt from registration.

         In March 1999, a portion of a series of Preferred Stock was sold to one investor for $250,000, in accordance with Regulation D Rule 504. The Preferred stock was convertible into common shares at the lesser of $2.50 per share or 65% of the average Common Stock closing market price for the five trading days immediately preceding the conversion date. Conversions were made from time to time to the maximum shares allowed under the conversion agreement; 1,017,160 shares of common stock were issued, at an average price of $0.17 per share, through the last conversion on May 4, 2000. Warrants to purchase 50,000 shares of common stock exercisable at $0.01 per share were issued in conjunction with the sale of the Preferred stock; such warrants were exercised in April 1999.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation provide that the Directors have no personal liability to the corporation or its stockholders for breach of fiduciary duty as a Director, but does not eliminate the liability of a Director for acts and omissions involving intentional misconduct, fraud or a knowing violation of the law or the payment of divdends specified in the Nevada Revised Statutes ("NRS"). The Company's By-Laws permit the indemnification of Directors, officers, employees and agents as to those liabilities under the terms specified in the NRS.

         Sections 78.7502 et seq. of the NRS allow a company to indemnify its officers, directors, employees and agents from any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the officer, director, employee or agent acted in good faith and in a manner which such person believed to be in the best interests of the Company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit or proceeding does not exist. Upon successful defense of an action the Company must indemnify for the costs of such a defense.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

         Exhibit No            Description
         ----------            -----------

            2.1               Articles of Incorporation
            2.2               Amendment to Articles of Incorporation
            2.3               By Laws
            2.4               Certificate of Designation of Convertible
                                Preferred Stock
            6.1               Incentive Stock Option Plan
            6.2               Executive Stock Option Plan




                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 W3OTC, Inc


Date: September 26, 2000                         By: /S/ John Robbins
                                                     -----------------------
                                                     John Robbins, President

                                   W3OTC, INC.

                          INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements
----------------------------

Independent Auditors' Report of Squar, Milner, Reehl & Williamson, LLP

Independent Auditors' Report of Kelly & Company*

Balance Sheets as of December 31, 1999 and 1998

Statements of  Operations for the years ended December 31, 1999 and 1998

Statements of Stockholders (Deficit) Equity for the years ended December 31, 1999 and 1998

Statements of Cash Flows for the years ended December 31, 1999 and 1998

Notes to Financial Statements



Unaudited Condensed Financial Statements
----------------------------------------

Condensed Balance Sheets as of June 30, 2000 and December 31, 1999

Condensed Statements of Operations for the six months ended June 30, 2000 and
1999

Condensed Statements of Cash Flows for the six months ended June 30, 2000 and
1999

Notes to Unaudited Condensed Financial Statements


* The December 31, 1997 financial statements are not included herein.

                                KELLY & COMPANY
                                ---------------
                          Certified Public Accountants

    Member of American Institute of Certified Public Accountants Since 1974
                              SEC Practice Section
                       Private Companies Practice Section
                              Tax Practice Section

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
W3OTC, Inc.


We have audited the accompanying balance sheets of W3OTC, Inc. as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W3OTC, Inc. as of December 31, 1998 and 1997 and the results of its operations and cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes 1 and 11, the Company has incurred losses and negative cash flows from operations since inception. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Kelly & Company

Kelly & Company
Newport Beach, California
November 23, 1999

         3931 MACARTHUR BOULEVARD o Suite 2O5 o Newport Beach, CA 92660
              (949) 474-7440 o (800) 526-0869 o FAX (949) 474-7554

                                   W3OTC, INC.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                      INDEX TO AUDITED FINANCIAL STATEMENTS





Independent Auditors' Report................................................F-1

Balance Sheets..............................................................F-2

Statements of Operations....................................................F-3

Statements of Stockholders' (Deficit) Equity................................F-4

Statements of Cash Flows....................................................F-5

Notes to Financial Statements...............................................F-6

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
W3OTC, Inc.

We have audited the accompanying balance sheet of W3OTC, Inc. (the "Company") as of December 31, 1999, and the related statements of operations, stockholders' (deficit) equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Company's December 31, 1998 financial statements were audited by other auditors whose report dated November 23, 1999 expressed an unqualified opinion on such statements and included an explanatory paragraph regarding the uncertainty of the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying 1999 financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses and negative cash flow from operations since inception, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/S/ Squar, Milner, Reehl, and Williamson, LLP
May 24, 2000

================================================================================

                                   W3OTC, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

================================================================================

                                                            1999         1998
                                                         ----------   ----------
                                     ASSETS

CURRENT ASSETS
     Cash                                                $     878    $     978

PROPERTY AND EQUIPMENT
     Computers and equipment                                42,426       29,121
     Accumulated depreciation                              (12,872)      (5,701)
                                                         ----------   ----------
                                                            29,554       23,420

Deferred tax asset, net of valuation allowance                   -            -
                                                         ----------   ----------

                                                         $  30,432    $  24,398
                                                         ==========   ==========


                 LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

CURRENT LIABILITIES
     Accounts payable and other liabilities              $   6,488    $   3,039
     Due to related party                                   19,379            -
     Deferred revenue                                        5,572            -
                                                         ----------   ----------
                                                            31,439        3,039

STOCKHOLDERS' (DEFICIT) EQUITY
     Common stock, $0.001 par value; 10,000,000
         shares authorized; 2,862,915 and 1,662,100
         shares issued and outstanding at December
         31, 1999 and 1998, respectively                     2,863        1,662
     Preferred stock, $0.001 par value; 1,000,000
         shares authorized; 125 shares issued and
         outstanding at December 31, 1999                        1            -
     Subscribed common stock                                98,340            -
     Additional paid-in capital                            871,043      151,567
     Accumulated deficit                                  (973,254)    (131,870)
                                                         ----------   ----------
                                                            (1,007)      21,359
                                                         ----------   ----------

                                                         $  30,432    $  24,398
                                                         ==========   ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

================================================================================

                                   W3OTC, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

================================================================================


                                                            1999        1998
                                                         ----------- -----------

REVENUES FROM RELATED PARTY                              $   40,198  $   42,590

COST OF SALES                                               161,279      37,364
                                                         ----------- -----------

GROSS MARGIN                                               (121,081)      5,226

OPERATING EXPENSES                                         (720,303)    (97,163)
                                                         ----------- -----------

LOSS FROM OPERATIONS                                       (841,384)    (91,937)

PROVISION FOR INCOME TAXES
     Current                                                      -           -
     Deferred                                                84,000      44,835
     Valuation allowance                                    (84,000)    (44,835)
                                                         ----------- -----------
                                                                  -           -
                                                         ----------- -----------

NET LOSS                                                 $ (841,384) $  (91,937)
                                                         =========== ===========
LOSS PER COMMON SHARE - BASIC AND DILUTED
                                                         $    (0.39) $    (0.06)
                                                         =========== ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING      2,148,864   1,658,308
                                                         =========== ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


====================================================================================================================================

                                                            W3OTC, INC.
                                           STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
                                          FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

====================================================================================================================================


                                                                                                                        Total
                                      Common Stock          Preferred Stock      Subscribed  Additional             Stockholders'
                                ----------------------- ----------------------     Common     Paid-in   Accumulated    (Deficit)
                                  Shares       Amount      Shares      Amount      Stock      Capital     Deficit       Equity
                                ----------- ----------- ----------- ----------- ----------- ----------- ----------- -------------
BALANCE -                                                        -
     DECEMBER 31, 1997           1,627,600  $    1,628              $        -  $        -  $   79,977  $  (39,933) $     41,672
Common stock issued in a
     private placement, net
     of issuance costs              15,500          15           -           -           -      34,109           -        34,124
Redemption of common stock          (1,000)         (1)          -           -           -      (2,499)          -        (2,500)
Issuance of common stock
     for services                   20,000          20           -           -           -      29,980           -        30,000
Contribution of capital                  -           -           -           -           -      10,000           -        10,000
Net loss                                 -           -           -           -           -           -     (91,937)      (91,937)
                                ----------- ----------- ----------- ----------- ----------- ----------- ----------- -------------
BALANCE -                        1,662,100       1,662           -           -           -     151,567
     DECEMBER 31, 1998                                                                                    (131,870)       21,359
Preferred stock issued in a
     private placement, net
     of issuance costs                   -           -         250           1           -     224,499           -       224,500
Issuance of common stock for
     services                      595,100         595           -           -           -     464,843           -       465,438
Common stock options outstanding         -           -           -           -           -      30,240           -        30,240
Preferred stock converted into
     common stock                  555,715         556        (125)          -           -        (556)          -             -
Common stock subscribed                  -           -           -           -      98,340           -           -        98,340
Exercise of warrants                50,000          50           -           -           -         450           -           500
Net loss                                 -           -           -           -           -           -    (841,384)     (841,384)
                                ----------- ----------- ----------- ----------- ----------- ----------- ----------- -------------
BALANCE -
     DECEMBER 31, 1999           2,862,915  $    2,863         125  $        1  $   98,340  $  871,043  $ (973,254) $     (1,007)
                                =========== =========== =========== =========== =========== =========== =========== =============

                         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

================================================================================

                                   W3OTC, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

================================================================================

                                                           1999         1998
                                                       ------------ ------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                               $  (841,384) $   (91,937)
Adjustments to reconcile net loss to net cash used in
     operating activities
         Stock options granted and issuance of common
              stock for services                           495,678       30,000
         Common stock subscribed for services               98,340            -
         Depreciation                                        7,171        5,701
         Changes in operating assets and liabilities
              Accounts payable and other liabilities         3,449          (12)
              Due to related party                          19,379            -
              Deferred revenue                               5,572        1,000
                                                       ------------ ------------
NET CASH USED IN OPERATING ACTIVITIES                     (211,795)     (55,248)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of computers and equipment                        (13,305)      (7,996)
                                                       ------------ ------------
NET CASH USED IN INVESTING ACTIVITIES                      (13,305)      (7,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock                                         -       34,124
Contribution of capital                                          -       10,000
Redemption of common stock                                       -       (2,500)
Sale of preferred stock                                    224,500            -
Exercise of warrants                                           500            -
                                                       ------------ ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                  225,000       41,624
                                                       ------------ ------------

NET DECREASE IN CASH                                          (100)     (21,620)

CASH - beginning of year                                       978       22,598
                                                       ------------ ------------

CASH - end of year                                     $       878  $       978
                                                       ============ ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


1. NATURE OF BUSINESS

W3OTC, Inc. (the "Company") was incorporated in the State of Nevada in August 1993 under the name of Kingston Financial Corporation, Inc. During 1996, the Company changed its name to W3OTC, Inc. The Company provides financial information about emerging companies on the Internet.

The Company does not have any patents or patent applications pending on its proprietary technology. The Company relies on trade secret, trademark and copyright law to protect its intellectual property; such protection may be limited or unavailable in some foreign countries.

Under accounting principles generally accepted in the United States ("GAAP"), the Company was classified as a development stage enterprise through December 31, 1997.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to GAAP in all material respects, and have been consistently applied in preparing the accompanying financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1999 and 1998 and reported amounts of revenues and expenses for the years then ended. Actual amounts could materially differ from those estimates in the near term.

REVENUE RECOGNITION

Revenue is recognized when the Company's services are provided.

PROPERTY AND EQUIPMENT

The Company records property and equipment at cost less accumulated depreciation. Significant improvements that extend the life of the underlying assets are capitalized, while expenditures for normal maintenance and repairs are charged to operations. Depreciation is computed using the straight-line method over the estimated useful life of five years.

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

Using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the estimated tax effects of temporary differences between financial and income tax reporting are recorded in the period in which the events occur. Such differences between the financial and tax basis of assets and liabilities result in future tax deductions or taxable income (Note 6).

STOCK OPTIONS AND SIMILAR EQUITY INSTRUMENTS

For employee compensatory stock options that will eventually vest, compensation expense is recognized during the periods in which the related employee services are rendered. Such expense is generally measured by determining the excess, if any, of the grant date estimated fair market value of the underlying stock over the amount to be paid by the employee in conformity with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

Non-employee compensatory stock options and similar equity instruments issued in exchange for goods or services are accounted for based on estimated fair value. For such stock options, this accounting policy is in conformity with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). For similar equity instruments such as stock issued to employees and others for services rendered, this accounting policy is based on the estimated fair value of (a) the goods or services received or (b) the equity instrument issued, whichever is more reliably measurable.

LOSS PER COMMON SHARE

Loss per common and common equivalent share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

As discussed in Notes 7, 8, and 9, securities that could potentially dilute basic loss per share (prior to their conversion, exercise or redemption) were not included in the diluted-loss-per-share computation because their effect is anti-dilutive.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to their 1999 presentation.

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


3. RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCY

The Company is economically dependent on "The Investment Reporter" ("TIR"), an affiliated entity in the publication industry, owned by an officer and majority stockholder of the Company. The "Discovery Expo" shows hosted by TIR have been the Company's sole source of revenue. TIR has provided a majority of the Company's cash needs. A summary of the expenses paid by TIR on behalf of the Company for the years ended December 31 is as follows:

                                                       1999           1998
                                                  -------------   ------------

Cost of sales                                     $     37,583    $      7,500
Operating costs and expenses                            24,412          11,709
                                                  -------------   ------------

                                                  $     61,995    $     19,209
                                                  =============   ============

Under the terms of an agreement, which expires on June 30, 2001, the Company purchased the nonexclusive right to the editorial content of TIR for an annual fee equal to 20% of its gross revenues attributable to this resource. During 1999 and 1998, the Company did not use the editorial content of the publication and paid no fees under such agreement.

The Company also has a month-to-month agreement for the lease of its premises from TIR. Such agreement provides for a rent payment of $500 per month.

Because the Company and TIR have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were autonomous.


4. STOCK-BASED COMPENSATION AND OTHER EXPENSES

As discussed in Note 2, stock options granted to non-employees and common stock issued or subscribed for services to any recipient are accounted for using the fair value method. As to options, such method is based on SFAS 123; as to stock issued or subscribed for services, the accounting is based on the estimated fair value of (a) the services received or (b) the equity instrument issued, whichever is more reliably measurable. The Company recognized compensation expense related to these equity instruments of approximately $594,000 and $30,000 for the years ended December 31, 1999 and 1998, respectively. The expense incurred in 1999 represents the cost associated with the Company's commitment to issue 1,095,100 shares of common stock to various employees, executives, and consultants.

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


4. STOCK-BASED COMPENSATION AND OTHER EXPENSES (continued)

Incentive stock options granted to employees are accounted for using the intrinsic value method of APB 25. Recorded compensation expense related to such options was zero for the year ended December 31, 1999. If the fair value method of accounting had been applied to such options, the Company's 1999 net loss would have increased by approximately $16,000 (less than $0.01 per common share). See the "Other Matters" section of Note 5.


5. STOCK OPTIONS

Both of the stock option plans described below permit the issuance of stock appreciation rights ("SAR"). As of December 31, 1999, no SAR had been granted under either plan.

EXECUTIVE STOCK OPTION PLAN

In 1996, the Company adopted an Executive Stock Option Plan (the "Plan"), which is administered by its Board of Directors. The Plan permits the issuance of stock options equal to a maximum of 10% of the Company's outstanding common stock to directors and employees as an incentive for performance. The minimum exercise price and the maximum term during which these options are exercisable are described in the following paragraph. At December 31, 1999, no options had been granted under the Plan.

INCENTIVE STOCK OPTION PLAN

The Company also has an Incentive Stock Option Plan (the "Incentive Plan"), which permits the issuance of both incentive stock options ("ISO") and nonqualified stock options ("NSO"), as those terms are defined in the Internal Revenue Code, to directors, employees, advisors, and consultants of the Company as an incentive for performance. Over the ten-year life of the Incentive Plan, the maximum number of options that may be granted is 150,000 plus the sum of (a) 1% of the outstanding common shares at January 1 of each year (beginning in 1997) and (b) 10% of the voting stock issued in connection with any acquisition of a business or other entity by the Company. As of December 31, 1999 and 1998, the maximum number of options available for distribution was 182,897 and 166,276, respectively. The minimum exercise price of ISOs granted to more-than-10% stockholders is 110% of the stock's fair market value on the grant date; such options expire a maximum of five years after issuance. For other optionees, the minimum exercise price is the grant-date fair market value for ISOs, and 50% of the grant-date fair market value for NSOs; such options have a maximum life of ten years. Options outstanding at December 31, 1999 under the Incentive Plan are described in the following paragraph.

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


5. STOCK OPTIONS (continued)

INCENTIVE STOCK OPTION PLAN (continued)

On November 5, 1999, the Company granted options to employees totaling 155,000 shares, exercisable at $0.25 per share. The exercise price equals the grant-date fair market value. The options vest 40% on the date of grant, 30% in November 2000, and 30% in November 2001. Such options expire three years from the grant date.

On November 1, 1999, the Company granted a NSO to a non-employee for 180,000 shares, exercisable at $0.05 per share. The option is exercisable only upon the Company becoming a "shell" without an active source of revenue. Such option, which expires five years from the grant date, was not issued under either of the stock option plans described above.

A summary of options outstanding as of December 31, 1999 is shown below:

                                              Number of           Number of
                                               Options             Options
                      Exercise Price         Outstanding         Exercisable
                    -------------------    ----------------    ----------------

                          $0.05                    180,000                   -
                          $0.25                    155,000              62,000
                                           ----------------    ----------------

                                                   335,000              62,000
                                           ================    ================

For options outstanding at December 31, 1999, the weighted average exercise price per share approximated $0.14; the weighted average remaining contractual life approximated four years.

OTHER MATTERS

The information in this paragraph applies only to the Incentive Plan. For pro forma disclosure purposes, the estimated fair value of options granted is amortized to expense over the options' vesting period. The fair value of stock options granted in 1999 has been estimated using the Black-Scholes stock option pricing model based on the exercise price per share, the market price of the Company's common stock, and the following assumptions:

Expected life                                    3 years
Estimated volatility                                190%
Risk-free interest rate                             5.2%
Dividends                                           Zero

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


6. INCOME TAXES

In 1999, the Company recorded an expense of approximately $564,000 related to stock issued or subscribed for services. Such expense is not deductible for income tax reporting purposes. This item is the only significant difference at December 31, 1999, and is the principal reason that the tax benefit differs from the amount that results from multiplying the statutory rate by the pre-tax loss.

The Company's net operating loss carryforward for federal income tax purposes approximates $390,000 at December 31, 1999 and expires in the years 2017 through 2019.

The Company's deferred tax asset approximated $119,000 and $58,000 at December 31, 1999 and 1998, respectively. Because there is no reasonable assurance that such asset will be realized in future years, the Company has recorded a 100% valuation allowance against this deferred tax asset.

A summary of the activity in the valuation allowance for the deferred tax asset during the two years ended December 31, 1999 is presented below:

Balance - December 31, 1997                                        $     13,577

Adjustment for 1998                                                      44,835
                                                                   -------------

Balance - December 31, 1998                                              58,412

Adjustments for 1999, net                                                61,000
                                                                   -------------

Balance - December 31, 1999                                        $    119,412
                                                                   =============

The 1999 adjustment of the deferred tax asset and the related valuation allowance is comprised of the following:

Federal tax benefit reported in the statement of operations        $     84,000

Write-off of deferred tax asset relating to nondeductible
     expense associated with stock issued for services in 1998          (10,000)

Write-off of deferred tax asset associated with 1997 and 1998
     start-up expenses not capitalized for income tax purposes          (13,000)
                                                                   -------------

                                                                   $      61,000
                                                                   =============

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


6. INCOME TAXES (continued)

The Company's income tax returns for the open years are subject to examination and adjustment by the applicable taxing authorities.


7. COMMON STOCK AND SUBSCRIBED COMMON STOCK

SUBSCRIBED COMMON STOCK

On November 1, 1999, the Company authorized the issuance to a non-employee of 130,000 shares of common stock for services rendered at a price of $0.22 per share. On November 11, 1999, the Company authorized the issuance of a total of 400,000 shares of common stock to two of its officers for services rendered at a price of $0.18 per share. Since the stock was not issued until May 2000, the 530,000 shares have been reported as subscribed common stock in the December 31, 1999 balance sheet.

PRIVATE PLACEMENT

In a 1998 private offering, the Company sold 15,500 units consisting of one share of common stock and three detachable stock purchase warrants at a price of $2.50 per unit. The net proceeds from this offering approximated $34,000. As of December 31, 1999, the warrants associated with this offering were still outstanding (Note 9).

REISSUANCE OF PREVIOUSLY SOLD SHARES

In 1998, a stockholder returned to the Company on a no-cost basis 4,000 shares of common stock sold in the aforementioned private offering. These shares were subsequently reissued for cash of $10,000. Such amount is presented as contribution of capital in the accompanying financial statements.

RESTRICTED SECURITIES

There are certain restrictions on the sale or other transfer of some of the Company's stock purchase warrants (Note 9) and its common and preferred stock. Such securities, generally referred to as "Rule 144 securities," were not registered under the Securities Act of 1933, as amended, in reliance upon an exemption from its requirements. Except for entities/persons who are deemed to be statutory underwriters, such restrictions begin to phase out after a one-year holding period. Rule 144 of the Securities and Exchange Commission allows such stockholders who have held restricted securities for at least one year to sell in any three-month period not more than the greater of (a) 1% of the number of shares outstanding or (b) the average weekly trading volume during the preceding four calendar weeks. These limitations do not apply to non-affiliated persons who have held restricted securities for at least two years.

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


8. PREFERRED STOCK TRANSACTIONS

In March 1999, the Company issued 250 shares of convertible preferred stock at $1,000 per share. The preferred shares are convertible into the Company's common stock at the lesser of $2.50 per common share, or 65% of the average closing price of the common stock for the five trading days immediately preceding the conversion date. Such preferred stock may be converted into a maximum of 1,000,000 common shares. The preferred stock has no voting rights, dividend, or other preferences. In connection with the sale of preferred stock, warrants to purchase 50,000 shares of the Company's common stock at $0.01 per share were issued to the purchasers and converted at issuance. The net proceeds from the sale of the preferred stock, including proceeds from the exercise of the warrants, approximated $225,000. The net proceeds from the exercise of the warrants were $500.

As of December 31, 1999, 125 shares of convertible preferred stock had been converted into 555,715 shares of common stock.


9. STOCK PURCHASE WARRANTS

In 1999, the Company issued 50,000 detachable stock purchase warrants (the "1999 warrants") in conjunction with an exempt public offering whereby the investor purchased a unit which consisted of one share of preferred stock and one warrant. Each warrant entitled the holder to purchase one share of common stock at $0.01 per share. All of the 1999 warrants were exercised during the year ended December 31, 1999.

In 1998, the Company issued 46,500 detachable stock purchase warrants (the "1998 warrants") in conjunction with an exempt public offering whereby the investor purchased a unit that consisted of one share of common stock and three warrants. Each warrant entitles the holder to purchase one share of common stock at $2.50 per share.

The 1998 warrants and 79,800 warrants issued in 1997 were scheduled to expire in March 1999. In November of 1999, because of the depressed market price of the Company's common stock, management authorized the issuance of 126,300 shares of common stock to redeem these warrants for no additional consideration. This action effectively extended the expiration date of such warrants. As of May 24, 2000, the Company had not issued the stock; accordingly, the redemption of such warrants is not reflected in the accompanying financial statements.


10. GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the years ended December

================================================================================

                                   W3OTC, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

================================================================================


10. GOING CONCERN AND LIQUIDITY CONSIDERATIONS (continued)

31, 1999 and 1998, the Company incurred losses of approximately $840,000 and $90,000, respectively, and had negative cash flow from operations during those years. Such factors indicate that the Company may be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability of assets that might be necessary should the Company be unable to continue as a going concern. As described in Note 3, the Company's sole source of revenue has been from a related party. In addition, expenses in excess of revenues are paid by this related party because of the Company's inadequate cash flow. The Company's continuation as a going concern is dependent upon its ability to generate sufficient revenue and related cash flow to meet its obligations on a timely basis and/or to obtain additional financing as may be required, and ultimately to attain profitability. The Company is presently pursuing additional equity financing and is in discussions with potential investors.


11. SUBSEQUENT EVENTS

The Company was previously a publicly traded entity whose common stock was quoted on the Over The Counter Bulletin Board (OTCBB). In May 2000, the Company was de-listed from the OTCBB by the National Association of Securities Dealers.

In February 2000, 30 shares of preferred stock were converted into 361,445 shares of common stock.

                                   W3OTC, INC.

                    UNAUDITED CONDENSED FINANCIAL STATEMENTS

                             JUNE 30, 2000 AND 1999

================================================================================

                                   W3OTC, INC
                            CONDENSED BALANCE SHEETS

================================================================================
                                                     (unaudited)
                                                       JUNE 30,     DECEMBER 31,
                                                     ------------   ------------
                                                         2000           1999
                                                     ------------   ------------

                                     ASSETS

CURRENT ASSETS
     Cash                                            $       878    $       878

PROPERTY AND EQUIPMENT
     Computers and equipment                              42,425         42,426
     Accumulated depreciation                            (16,372)       (12,872)
                                                     ------------   ------------
                                                          26,053         29,554
Deferred tax asset, net of valuation
  allowance                                                    -              -
                                                     ------------   ------------

                                                     $    26,931    $    30,432
                                                     ============   ============


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
     Accounts payable and other liabilities          $     6,488    $     6,488
     Due to related party                                 64,358         19,379
     Deferred revenue                                      5,572          5,572
                                                     ------------   ------------
                                                          76,418         31,439

STOCKHOLDERS' DEFICIT
     Common stock, $0.001 par value; 10,000,000
         shares authorized; 3,754,360 and 2,862,915
         shares issued and outstanding at June 30,
         2000 and December 31, 1999 respectively           3,754          2,863
     Preferred stock, $0.001 par value; 1,000,000
         shares authorized; 125 shares issued;
         95 shares and 125 shares outstanding at
         June 30, 2000 and December 31, 1999,
         respectively                                          1              1
     Subscribed common stock                                   -         98,340
     Additional paid-in capital                          968,492        871,043
     Accumulated deficit                              (1,021,734)      (973,254)
                                                     ------------   ------------
                                                         (49,487)        (1,007)
                                                     ------------   ------------

                                                     $    26,931    $    30,432
                                                     ============   ============

The accompanying notes are an integral part of these condensed financial statements.

================================================================================

                                   W3OTC, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                                  (unaudited)
================================================================================


                                                          2000        1999
                                                     ------------ ------------

REVENUES FROM RELATED PARTY                          $    37,513  $    17,874

COST OF SALES                                             52,082       55,198
                                                     ------------ ------------

GROSS MARGIN                                             (14,569)     (37,324)

OPERATING EXPENSES                                       (33,911)    (111,170)
                                                     ------------ ------------

Loss from operations                                     (48,480)    (148,494)
Provision for income taxes:
  Deferred                                                18,000       55,000
  Valuation allowance                                    (18,000)     (55,000)
                                                     ------------ ------------
                                                               -            -
                                                     ------------ ------------

NET LOSS                                             $   (48,480) $  (148,494)
                                                     ============ ============

LOSS PER COMMON SHARE - BASIC
   AND DILUTED
                                                     $     (0.01) $     (0.09)
                                                     ============ ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING
                                                       3,266,500    1,687,100
                                                     ============ ============


The accompanying notes are an integral part of these condensed financial statements.

================================================================================

                                   W3OTC, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                                  (unaudited)
================================================================================

                                                           2000         1999
                                                       ------------ ------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                               $   (48,480) $  (148,494)
Adjustments to reconcile net loss to net cash used in
     operating activities
         Depreciation                                        3,500            -
         Changes in operating assets and liabilities
              Due to related party                          44,980       13,394
                                                       ------------ ------------
NET CASH USED IN OPERATING ACTIVITIES                            0     (135,100)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of computers and equipment                              -      (10,687)
                                                       ------------ ------------
NET CASH USED IN INVESTING ACTIVITIES                            -      (10,687)
                                                       ------------ ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Sale of preferred stock                                          -      224,500
Exercise of warrants                                             -          500
                                                       ------------ ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                        -      225,000
                                                       ------------ ------------

NET INCREASE IN CASH                                             0       79,213

CASH - beginning of period                                     878          978
                                                       ------------ ------------

CASH - end of period                                   $       878  $    80,191
                                                       ============ ============

The accompanying notes are an integral part of these condensed financial statements.

================================================================================

                                   W3OTC, INC.
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                             JUNE 30, 2000 AND 1999
================================================================================


1. BASIS OF PRESENTATION

The unaudited condensed interim financial statements of W3OTC Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial statements and on a basis substantially consistent with the Company's audited financial statements as of December 31, 1999 and 1998. These condensed financial statements should be read in conjunction with the December 31, 1999 and 1998 financial statements and the related notes thereto included elsewhere herein.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normally recurring adjustments) which management considers necessary to present fairly the financial position of the Company as of June 30, 2000 and the results of operations and the cash flows for the six month periods ended June 30, 2000 and 1999. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results for the entire year ending December 31, 2000.

2. CERTAIN NONCASH TRANSACTIONS

During the six months ended June 30, 2000, 30 shares of the Company's preferred stock were converted into 361,445 shares of common shares. In addition, 530,000 shares of subscribed common stock as of December 31, 1999 were issued in May 2000.

3. OTHER MATTERS

The Company was publicly traded until May 2000, when it was required to file a Form 10-SB to comply with new rules promulgated by the Securities and Exchange Commission. The Company expects to file such Form 10-SB in September 2000.